Exhibit 99.1

ITW NEWS RELEASE

_____

ITW Reports Diluted Income Per Share from Continuing Operations of 87 Cents in the 2007 Fourth Quarter; Revenues Increased 19 Percent, Operating Income Grew 14 Percent and Diluted Income Per Share from Continuing Operations was 19 Percent Higher in the Quarter

GLENVIEW, ILLINOIS—(January 30, 2008)—Illinois Tool Works Inc. (NYSE:ITW) today reported 19 percent growth in diluted income per share from continuing operations in the 2007 fourth quarter. Diluted income per share from continuing operations was $0.87 versus $0.73 in the 2006 fourth quarter. Notably, revenues increased 19 percent and operating income grew 14 percent in the most recent quarter. As previously announced, certain divested businesses and businesses currently being held for sale which collectively reached a more significant level are now being reported as discontinued operations.

The double-digit increase in fourth quarter diluted income per share from continuing operations was helped by strong top line growth. Acquisitions contributed 10.8 percent to total revenues while base revenues grew at a rate of 2.5 percent and currency translation added 6.1 percent. Similar to past quarters, the Company benefited from strong base revenue growth from its international operations. International base revenues increased 4.6 percent in the fourth quarter while North American base revenues grew 0.8 percent. A lower than expected fourth quarter tax rate of 26.7 percent had a favorable impact of 3 cents per diluted share versus the Company's previous earnings guidance.

For the 2007 fourth quarter, revenues were $4.244 billion versus $3.570 billion for the prior year period. Fourth quarter operating income improved to $665.7 million from $582.5 million a year ago. Income from continuing operations was $469.9 million compared to $416.8 million in the prior year period, an increase of 13 percent. The Company's fourth quarter operating margins of 15.7 percent were 60 basis points lower than a year ago due to the dilutive impact of acquisitions. Base margins in the fourth quarter actually improved 30 basis points versus a year ago.

For full-year 2007, revenues increased 17 percent, operating income grew 10 percent, income from continuing operations rose 9 percent and diluted income per share from continuing operations was 11 percent higher than the year-ago period. Revenues were $16.171 billion compared to $13.799 billion for full-year 2006. Operating income was $2.624 billion versus $2.385 billion. Income from continuing operations was $1.826 billion compared to $1.681 billion and diluted income per share from continuing operations was $3.28 versus $2.95. Total company operating margins of 16.2 percent for full-year 2007 were 110 basis points lower than 2006, even though base revenue margins improved 40 basis points on a year-over-year basis.

The Company's free operating cash flow was a robust $694 million in the fourth quarter and $2.1 billion for the full year. Free cash was utilized, in part, to acquire 15 companies during the fourth quarter representing $165 million of acquired revenues. For full-year 2007, the Company completed 52 acquisitions totaling $995 million of annualized revenues and paid less than one time revenues for these transactions. During the fourth quarter, the Company also paid $799 million to repurchase 14.4 million shares as part of its ongoing, open-ended buyback program. For the full year, the Company paid $1.8 billion to repurchase 32.4 million shares.

"Despite slowing in a number of North American end markets, we were helped by the strength of our international end markets and improved contributions from our acquisitions to produce a fourth quarter highlighted by both double digit revenue and earnings growth," said David B. Speer, chairman and chief executive officer. "While we expect 2008 to be a challenging year, we believe the Company will benefit in the upcoming year from our increasingly diversified end markets and geographies as well as our acquisition activity."

Segment highlights include:

North American Engineered Products fourth quarter revenues increased 2.7 percent largely due to a 3.6 percent revenue contribution from acquisitions. Base revenues declined 1.8 percent in the quarter mainly due to weak results from the construction-related businesses, especially those serving the housing sector. In the fourth quarter, construction base revenues declined four percent while base revenues for the automotive and industrial-based units were flat. Segment operating income grew 3.6 percent due to contributions from acquisitions, translation and base income. As a result, fourth quarter operating margins of 15.5 percent were 20 basis points higher than the year-ago period. For the full year, revenues increased 1.5 percent, operating income declined 4.7 percent and operating margins of 16.3 percent were 100 basis points lower than the year-ago period.

International Engineered Products fourth quarter revenues and operating income increased 35.8 percent and 21.4 percent, respectively. Revenues grew significantly as acquisitions contributed 16.2 percent and base revenues added 6.6 percent. Translation contributed 13.3 percent to revenues. Base revenues and income benefited from contributions from the construction, automotive and industrial operations. The growth in operating income was due to contributions from translation, acquisitions and base income. Operating margins of 14.8 percent were 170 basis points lower than the year-ago period mainly due to the dilutive impact of acquisitions. For the full year, revenues increased 33.7 percent, operating income grew 27.7 percent and operating margins of 14.3 percent were 70 basis points lower than a year ago.

North American Specialty Systems fourth quarter revenues increased 8.2 percent largely due to 4.5 percent growth from acquisitions and a 2.9 percent contribution from base revenues. The food equipment and welding businesses contributed significantly to base revenue growth in the quarter. Operating income increased 6.7 percent in the quarter, with base income contributing the majority of that growth. Operating margins of 16.8 percent were 30 basis points lower than the prior year period due to the dilutive impact of acquisitions. For the full year, revenues increased 10.7 percent, operating income grew 5.2 percent and operating margins of 18.5 percent were 90 basis points lower than full-year 2006.

International Specialty Systems fourth quarter revenues and operating income increased 34.9 percent and 32.3 percent, respectively. Growth in revenues was mainly due to the 21.2 percent increase from acquisitions and the 11.7 percent contribution from translation. Base revenues grew 2.5 percent in the quarter, led by contributions from the food equipment, welding and the test and measurement businesses. Operating income benefited from translation, base income and acquisitions. Contributions from welding, food equipment and industrial packaging drove base income growth. Operating margins of 13.8 percent were 20 basis points lower than the year ago period due to the dilutive impact of acquisitions. Notably, base margins improved 120 basis points versus a year ago. For the full year, revenues increased 33.0 percent, operating income grew 27.5 percent and operating margins of 13.2 percent were 60 basis points lower than full-year 2006.

The Company also announced that based on a change in its internal reporting in the fourth quarter of 2007, it is changing its segment reporting. The eight new reporting segments are as follows: industrial packaging; power systems and electronics; transportation; construction products; food equipment; decorative surfaces; polymers and fluids; and other. The operating results for the new segments for 2007, 2006 and 2005 will be presented on a worldwide basis in the 2007 Form 10-K which is scheduled to be filed in late February of 2008.

Looking ahead, the Company is forecasting a full-year 2008 diluted income per share from continuing operations range of $3.47 to $3.61. The full-year forecast assumes a total company revenue growth range of 6 percent to 10 percent. For the 2008 first quarter, the Company is forecasting income per share from continuing operations of $0.72 to $0.78. The 2008 first quarter forecast assumes a total company revenue growth range of 8 percent to 11 percent. The mid-points of the full-year and first quarter ranges would represent earnings growth of 8 percent and 10 percent, respectively.

This Earnings Release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitations, statements regarding revenues, operating income, diluted income per share from continuing operations, acquisitions, use of free cash, end market conditions, and the Company's related forecasts. These statements are subject to certain risks, uncertainties and other factors which could cause actual results to differ materially from those anticipated. Important factors that could cause actual results to differ materially from the Company's expectations are set forth in ITW's Form 10-Q for the 2007 third quarter.

With $16.2 billion in revenues, ITW is a diversified and value added manufacturer of highly engineered components and industrial systems and consumables. The Company consists of approximately 825 business units in 52 countries and employs some 60,000 people.

CONTACT: John Brooklier, 847-657-4104 or jbrooklier@itw.com

ILLINOIS TOOL WORKS INC.
(In thousands except per share data)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
STATEMENT OF INCOME		**2007**	**2006**	**2007**	**2006**
Operating Revenues	$	4,244,130 $	3,570,449 $	16,170,611 $	13,798,995
Cost of revenues		2,758,847	2,321,802	10,455,185	8,886,890
Selling, administrative, and R&D expenses		777,564	627,483	2,930,628	2,402,147
Amortization and impairment of goodwill and other intangibles		41,984	38,670	161,042	124,544
Operating Income		665,735	582,494	2,623,756	2,385,414
Interest expense		(26,282)	(26,918)	(102,092)	(85,409)
Other income		1,982	17,839	59,315	90,977
Income From Continuing Operations Before Taxes		641,435	573,415	2,580,979	2,390,982
Income taxes		171,516	156,573	754,900	710,405
Income From Continuing Operations		469,919	416,842	1,826,079	1,680,577
Income From Discontinued Operations		814	22,428	43,783	37,169
Net Income	$	470,733 $	439,270 $	1,869,862 $	1,717,746
Income Per Share from Continuing Operations:					
Basic		$ 0.87	$ 0.74	$ 3.31	$ 2.97
Diluted		$ 0.87	$ 0.73	$ 3.28	$ 2.95
Income Per Share from Discontinued Operations:					
Basic		$ 0.00	$ 0.04	$ 0.08	$ 0.07
Diluted		$ 0.00	$ 0.04	$ 0.08	$ 0.07
Net Income Per Share:					
Basic		$ 0.87	$ 0.78	$ 3.39	$ 3.04
Diluted		$ 0.87	$ 0.77	$ 3.36	$ 3.01
Shares outstanding during the period:					
Average		538,466	564,029	551,549	565,632
Average assuming dilution		542,965	568,227	556,030	569,892

		Three Months Ended December 31,		Twelve Months Ended December 31,	
ESTIMATED FREE OPERATING CASH FLOW		**2007**	**2006**	**2007**	**2006**
Net cash provided by operating activities	$	793,089 $	743,431 $	2,483,987 $	2,066,028
Less: Additions to PP&E		(98,728)	(78,216)	(353,355)	(301,006)
Free operating cash flow	$	694,361 $	665,215 $	2,130,632 $	1,765,022

ILLINOIS TOOL WORKS INC.
(In thousands)

STATEMENT OF FINANCIAL POSITION		DEC 31, 2007		SEPT 30, 2007		DEC 31, 2006
ASSETS						
Cash & equivalents	$	827,524	$	602,104	$	590,207
Trade receivables		2,915,546		2,842,414		2,471,273
Inventories		1,625,820		1,607,759		1,482,508
Deferred income taxes		189,093		218,205		196,860
Prepaids and other current assets		607,672		431,932		465,557
Total current assets		6,165,655		5,702,414		5,206,405
Net plant & equipment		2,194,010		2,120,571		2,053,457
Investments		507,567		546,342		595,083
Goodwill		4,387,165		4,326,929		4,025,053
Intangible assets		1,296,176		1,267,465		1,113,634
Deferred income taxes		61,416		116,904		116,245
Other assets		913,873		801,561		770,562
	$	15,525,862	$	14,882,186	$	13,880,439
LIABILITIES and STOCKHOLDERS' EQUITY						
Short-term debt	$	410,512	$	101,467	$	462,721
Accounts payable		854,148		779,068		707,656
Accrued expenses		1,341,817		1,248,136		1,187,526
Cash dividends payable		148,427		152,307		117,337
Income taxes payable		205,381		125,038		161,344
Total current liabilities		2,960,285		2,406,016		2,636,584
Long-term debt		1,888,839		1,573,074		955,610
Deferred income taxes		260,658		324,332		259,159
Other liabilities		1,064,755		1,192,279		1,011,578
Total non-current liabilities		3,214,252		3,089,685		2,226,347
Common stock		5,625		5,620		6,309
Additional paid-in capital		173,610		142,920		1,378,587
Income reinvested in the business		9,879,065		9,556,758		10,406,511
Common stock held in treasury		(1,757,761)		(958,911)		(3,220,538)
Accumulated other comprehensive income		1,050,786		640,098		446,639
Total stockholders' equity		9,351,325		9,386,485		9,017,508
	$	15,525,862	$	14,882,186	$	13,880,439